SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 29, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
CNPJ N. 01,832,635/0001-18
NIRE 35,300,150,007
Public Company

MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING
HELD ON SEPTEMBER 19, 2008

PLACE, TIME AND DATE: The registered office of the Corporation at Av. Jurandir, 856, Lot 04, 1st floor, Jardim Ceci, in the City and State of São Paulo, at 10:00 a.m., on September 19, 2008.

NOTICE: Published in the Official Gazette of the State of São Paulo and in the Valor Econômico Journal, on September 4, 5 and 6, 2008.

CHAIR: Flávia Turci (representative of the shareholder TAM – Empreendimentos e Participações S.A. and the shareholder Agropecuária da Nova Fronteira Limitada), Chairwoman, and Fabiana Borges Vilhena, Secretary, served as the presiding officers.

CONSTITUTION: The meeting was called to order by the Chairwoman considering that shareholders representing 99.9730% of the voting capital stock were in attendance.

AGENDA: a) Change in the wording of Section 5 of the Bylaws of the Corporation to state the amount of common and preferred shares after the conversions approved by the Board of Directors at its meeting held on August 29, 2008; and b) deletion of Paragraph 2 of Section 8, in order to eliminate the possibility of conversion of common shares into preferred shares.

RESOLUTIONS: By a unanimous vote of the shareholders present: a) the wording of Section 5 of the Bylaws of the Corporation was changed to state the amount of common and preferred shares after the conversions approved by the Board of Directors at its meeting held on August 29, 2008, such section hereafter to read as follows: “Section 5. The capital stock of the Corporation, fully subscribed to and paid in, is in the total amount of six hundred seventy-five million four hundred ninety-six thousand nine hundred forty-six Brazilian Reais and forty-eight centavos (R$ 675,496,946.48), divided into one hundred fifty thousand five hundred eighty-five one hundred forty-seven (150,585,147) shares, of which fifty million one hundred ninety-five forty-nine (50,195,049) are common shares and one hundred thousand three hundred ninety-eighty (100,390,098) are preferred shares, all in registered form, with no par value, and indivisible vis-à-vis the Corporation.” b) the meeting then approved the deletion of Paragraph 2 of Section 8 in order to eliminate the possibility of conversion of common shares into preferred shares.

FINAL STATEMENTS: These minutes will be recorded in summary form, as permitted by Paragraph 1 of Section 130 of Law No. 6,404/76.

CLOSING: As there was no more business to be transacted and no one wished to take the floor, the proceedings were closed and these minutes were then recorded, read, approved and executed by all in attendance. /s/ Flávia Turci - Chairwoman; Fabiana Borges Vilhena – Secretary; Shareholders: Flávia Turci, representative of the shareholder TAM – Empreendimentos e Participações S/A and the shareholder Agropecuária da Nova Fronteira Limitada; Mr. Roberto Borges da Fonseca Tutzer Profili, representative of the shareholder Amaro & Aviation Participações S/A. This is a true copy of the minutes recorded in the proper book.

______________________ Fabiana Borges Vilhena
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.